Exhibit 99.1

Canopy Growth announces filing of early warning report in connection with closing of Canopy Rivers qualifying transaction

SMITHS FALLS, ON, Sept. 19, 2018 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth") today announced that it has filed an early warning report under National Instrument 62-103 in connection with the closing of the previously announced qualifying transaction (the "Transaction") of Canopy Rivers Inc. (formerly AIM2 Ventures Inc.) ("Canopy Rivers").

Pursuant to the Transaction, among other things, in exchange for its multiple voting shares of Canopy Rivers Corporation, Canopy Growth received an aggregate of 36,468,318 multiple voting shares of Canopy Rivers ("Multiple Voting Shares"), representing 100% of the issued and outstanding Multiple Voting Shares. In addition, Canopy Growth owns 8,973,938 subordinated voting shares of Canopy Rivers ("Subordinated  Voting Shares"). Prior to the Transaction, Canopy Growth did not hold any Multiple Voting Shares or other securities of Canopy Rivers.

While Canopy Growth currently has no plans or intentions with respect to the Canopy Rivers securities, subject to the provisions noted above, depending on market conditions, general economic and industry conditions, trading prices of Canopy Rivers' securities, Canopy Rivers' business, financial condition and prospects and/or other relevant factors, Canopy Growth may develop such plans or intentions in the future and, at such time, may from time to time acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold the Multiple Voting Shares or other securities of Canopy Rivers.

A copy of the early warning report filed by Canopy Growth will be available under Canopy Rivers' profile on SEDAR at www.sedar.com or by contacting Phil Shaer, Chief Legal Officer of Canopy Growth at 613-706-2185. Canopy Growth's head office is located at 1 Hershey Drive, Smith Falls, Ontario, K7A 0A8.

Notice Regarding Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget" "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved". Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to Canopy Growth's expectations in connection with the sale or purchase of additional securities of Canopy Rivers in the future, on the open market or in private transactions. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Although Canopy Growth believes the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Rivers

View original content: http://www.newswire.ca/en/releases/archive/September2018/19/c1359.html

%CIK: 0001737927

For further information: Media Relations, Caitlin O'Hara, Caitlin.ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Rivers

CNW 18:53e 19-SEP-18